Exhibit (p)(iv)

I.	PREAMBLE

This Code of Ethics (“COE”) is adopted in compliance with requirements adopted by the United States Securities and Exchange Commission (the “SEC”) under Rule 17j-1 of the Investment Company Act of 1940, as amended (the “Company Act”), and Section 204A and Rules 204-2 and 204A-1 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), to effectuate the purposes and objectives of the provisions contained therein. Rule 17j-1 of the Company Act requires that investment advisers to mutual funds adopt written codes of ethics; Section 204A of the Advisers Act requires the establishment and enforcement of policies and procedures reasonably designed to prevent the misuse of material non-public information by investment advisers; Rule 204-2 of the Advisers Act imposes recordkeeping requirements with respect to Personal Securities Transactions of Advisory Representatives (Capitalized terms are generally defined in Section IX); and Rule 204A-1 requires SEC registered investment advisers to adopt codes of ethics prescribing ethical standards under which they operate and also imposes recording and recordkeeping requirements with respect to Personal Securities Transactions of Access Persons. This COE of Thompson, Siegel & Walmsley LLC (the “Firm” or “TSW”) is designed to:

1.	Protect the Firm’s clients by deterring misconduct;

2.	Educate Supervised Persons regarding the Firm’s expectations and the laws governing their conduct;

3.	Remind Supervised Persons that they are in a position of trust and must always act with complete propriety;

4.	Protect the reputation of the Firm;

5.	Guard against violation of the Federal Securities laws; and

6.	Establish procedures for Supervised Persons to follow so that the Firm may determine whether Supervised Persons are complying with its ethical principles.

II.	STANDARDS OF BUSINESS CONDUCT

TSW adopted the COE which sets forth standards of business conduct and fiduciary obligations that the Firm requires of its Supervised Persons. Supervised Persons are required to maintain the highest ethical standards in carrying out the Firm’s business activities. The Firm’s reputation is one of its most important assets and maintaining the trust and confidence of clients is a vital responsibility. This section sets forth the Firm’s business conduct standards.

Compliance Review: First Quarter 2024

Last Update: March 29, 2024

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General Principles

Our principles and philosophy regarding ethics stress the Firm’s fiduciary duty to its clients and the obligation of Firm personnel to uphold that fundamental duty. In recognition of the trust and confidence placed in the Firm by its clients and to give effect to the belief that the Firm’s operations should be directed to benefit its clients, the Firm has adopted the following general principles to guide the actions of its Supervised Persons:

1.

The interests of clients are paramount. All Supervised Persons must conduct themselves and their operations to always give maximum effect to this belief by placing the interests of clients before their own.

2.

All personal transactions in Securities by Supervised Persons must be accomplished to avoid even the appearance of a conflict of interest on the part of such Supervised Persons with the interests of any client.

3.

All Supervised Persons must avoid actions or activities that allow (or appear to allow) a Person to profit or benefit from his or her position with respect to a client, or that otherwise bring into question the Supervised Person’s independence or judgment.

4.

All information concerning the specific Security holdings and financial circumstances of any client is strictly confidential. Supervised Persons are expected to maintain such confidentiality, secure such information and disclose it only to other Supervised Persons with a need to know that information.

5.	All Supervised Persons will conduct themselves honestly, with integrity and in a professional manner to preserve and protect the Firm’s reputation.

Supervised Persons must comply with applicable Federal Securities laws and are prohibited from engaging in any of the following actions:

1.	To employ a device, scheme or artifice to defraud a client or prospective client;

2.

To make to a client or prospective client any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances in which they are made, not misleading;

3.	To engage in any act, practice or course of conduct which operates or would operate as a fraud or deceit upon a client or prospective client;

4.	To act as principal for his/her own account, knowingly to sell any Security to or purchase any Security from a client, or acting as a broker for a Person other

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than such client, knowingly to effect any sale or purchase of any Security for the account of such client, without disclosing to such client in writing before the completion of such transaction the capacity in which he/she is acting and obtaining the consent of the client to such transaction. The prohibitions of this paragraph shall not apply to any transaction with a customer of a bank, broker or dealer if such broker or dealer is not acting as an investment adviser in relation to such transaction;

5.	To engage in any act, practice or course of business which is fraudulent, deceptive or manipulative, including with respect to Securities (i.e., price manipulation); or

6.

To originate or circulate, except as permitted below, in any manner a false or misleading rumor about a security or its issuer for the purpose of influencing the market price of the security. Where a legitimate business reason exists for discussing a rumor, for example, where a client is seeking an explanation for an irregular share price movement which could be explained by the rumor, care should be taken to ensure that the rumor is communicated in a manner that:

•	Sources the origin of the information (where possible);

•	Gives it no additional credibility or embellishment;

•	Makes clear that the information is a rumor; and

•	Makes clear that the information has not been verified.

This formulation has the benefit of allowing discussions of a rumor for legitimate purposes while including some safeguards against building to the rumor’s credibility and effect on the market. These guidelines would permit, for example, a money manager to call an analyst or trader at another firm to report a rumor that the manager thinks are untrue and to ask if the analyst or trader has heard the rumor and has any relevant information. These conversations should be conducted with care, in a professional manner and without exaggeration.

This COE contains provisions reasonably necessary to prevent Supervised Persons of the Firm from engaging in acts in violation of the above standards and procedures reasonably necessary to prevent violations of the COE.

Federal law requires that this COE not only be adopted but that it will also be enforced with reasonable diligence. Failure to comply with the COE may result in disciplinary action, including termination of employment. Noncompliance with the COE has severe ramifications, including enforcement actions by regulatory authorities, criminal fines, civil injunctions and penalties, disgorgement of profits and sanctions on your ability to be employed in an investment advisory business or in a related capacity. This COE is based upon the principle that the Supervised Persons of the Firm, and certain Affiliated Persons of the Firm, owe a fiduciary duty to, among others, the clients of the Firm to conduct their affairs, including their Personal Securities Transactions, in such a manner as to avoid: (i) serving their own personal interests ahead of clients; (ii) taking inappropriate advantage of their position with the Firm; and (iii) any actual or potential conflicts of interest or any abuse of their position of trust and responsibility. This

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fiduciary duty includes the duty of the Review Officer of the Firm to report material violations of this COE to the TSW Executive Committee and to the Board of Directors of any U.S. registered investment company client advised or sub-advised by the Firm and of the actions taken as a result of such violations.

III.	INSIDER TRADING

The Firm forbids any Supervised Person from trading, either personally or on behalf of others, including accounts managed by the Firm, on material non-public information or communicating material non-public information to others in violation of the law. This conduct is frequently referred to as “insider trading.” The Firm’s policy applies to every Supervised Person and extends to activities within and outside their duties at the Firm. Any questions regarding the Firm’s policy and procedures should be referred to the Review Officer. Trading Securities while in possession of material non-public information or improperly communicating that information to others may expose you to severe penalties. Any person who engages in insider trading or tipping can face a substantial jail term (up to 20 years), civil penalties of up to three times the profit gained (or loss avoided) by that person and/or his or her “tippee”, and criminal fines of up to $5,000,000. In addition, if it is found that TSW failed to take appropriate steps to prevent insider trading, TSW or Perpetual Limited (“Perpetual”) may be subject to significant criminal fines and civil penalties not to exceed the greater of $1,000,000 or three times the profit gained (or loss avoided) from the insider trading. Regardless of whether a government inquiry occurs, the Firm views seriously any violation of its insider trading policies, and such violations constitute grounds for disciplinary sanctions, including immediate dismissal.

The term “material non-public information” relates not only to issuers but also to the Firm’s Securities recommendations and client Securities holdings and transactions. The term “insider trading” is not defined in the Federal Securities laws, but generally is used to refer to the use of material non-public information to trade in Securities (whether or not one is an “insider”) or to communications of material non-public information to others. Information about a significant order to purchase or sell Securities may, in some contexts, be deemed material. Similarly, prepublication information regarding reports in the financial press also may be deemed material.

While the law concerning insider trading is not static, it is generally understood that the law prohibits:

1.	Trading by an insider while in possession of material non-public information;

2.

Trading by a non-insider, while in possession of material non-public information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; or

3.	Communicating material non-public information to others.

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The concept of “insider” is broad. It includes officers, directors and associated persons of a company. In addition, a Person can be a “temporary insider” if they enter a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. A temporary insider can include, among others, a company’s attorneys, accountants, consultants, bank lending officers and the associated persons of such entities. The Firm’s Review Officer will make the determination if a Person is to be deemed a “temporary insider.” In addition, the Firm may become a temporary insider of a company it advises or for which it performs other services. For that to occur the company must expect the Firm to keep the disclosed non-public information confidential and the relationship must at least imply such a duty before the Firm will be considered an insider.

Trading on inside information is not a basis for liability unless the information is material. “Material information” generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s Securities. Information that officers, directors and associated persons should consider material includes, but is not limited to: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, and extraordinary management developments.

Information is non-public until it has been effectively communicated to the marketplace. Tangible evidence of such dissemination is the best indication that the information is public. One must be able to point to some publicly available fact to show that the information is generally public. For example, information found in a report filed with the SEC or some other governmental agency, The Wall Street Journal and other publications of general circulation, media broadcasts, over public internet websites and after sufficient time has passed so that the information has been disseminated widely would be considered public.

Before trading for yourself or others in the Securities of a company about which you may have potential inside information, ask yourself the following questions:

1.

Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the Securities if generally disclosed?

2.	Is the information non-public? To whom has this information been provided? Has the information been effectively communicated to the marketplace?

If, after consideration of the above, you believe that the information is material and non-public, or if you have questions as to whether the information is material and non-public, you should take the following steps:

1.	Report the matter immediately to a member of the Compliance Department.

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2.	Do not purchase or sell the Securities on behalf of yourself or others, including clients.

3.	Do not communicate the information inside or outside the Firm, other than to the Firm’s Review Officer.

4.

After the Firm’s Review Officer has reviewed the issue, you will be instructed to continue the prohibitions against trading and communication, or you will be allowed to trade and communicate the information.

Information in your possession that you identify as material and non-public may not be communicated to anyone, including Supervised Persons within the Firm, except as provided above. In addition, care should be taken so that such information is secure. For example, files containing material non-public information should be sealed, access to computer files containing material non-public information should be restricted and conversations containing or related to such information, if appropriate at all, should be conducted in private to avoid potential interception.

The role of the Firm’s Review Officer is critical to the implementation and maintenance of the Firm’s policy and procedures against insider trading. The Firm enforces prevention of insider trading and detection of insider trading.

To prevent insider trading, the Firm will:

1.	Provide, an educational program to familiarize Supervised Persons with the Firm’s policy and procedures, and

2.	When it has been determined that a Supervised Person of the Firm has material non-public information, the Firm will:

a)	implement measures to prevent dissemination of such information, and

b)	if necessary, restrict Supervised Persons from trading the Securities.

To detect insider trading, the Compliance Department will:

1.	Review the trading activity reports filed by each Supervised Persons; and

2.	Review the trading activity of accounts managed by the Firm.

IV.	PAY-TO-PLAY RULE

TSW requires pre-approval by Compliance of all Political Contributions, political fundraising activities, and political volunteer activities by all Firm employees. However, many such activities may be approved if they are allowable or represent exemptions under the Pay-to-Play Rule as described below, and in the related policy

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in the Firm’s Policies & Procedures Manual or “PPM” under the policies for Solicitor Arrangements (in the Marketing policy) and Pay-to-Play Rule. This policy is necessary to prevent the result of the Firm not being compensated for certain investment advisory services for two years if such rules are violated. See Appendix for definitions and further clarifications under the Pay-to-Play Rule.

Notwithstanding this policy, it is never permitted for TSW and its employees to make, or direct or solicit any other person to make, any Political Contribution or provide anything else of value for the purpose of influencing or inducing the obtaining or retaining of investment advisory services business.

TSW has adopted various procedures and internal controls to review, monitor and ensure the Firm’s Third-Party Promotor Arrangements (in the Marketing policy) and Pay-to-Play policy are observed, implemented properly and amended or updated, as appropriate, which include the following:

1.

Political Contributions: All associates are required to obtain approval from Compliance prior to making any Political Contribution of any value. Associates may obtain such pre-approval from Compliance by completing and submitting a “Political Contribution Request Form” or “Political Volunteering/Solicitation/Fundraising Form” via MyCompliance Office (“MCO”), the Firm’s automated personal trading and compliance system. Compliance will review and evaluate each completed and submitted form to determine whether the Contribution is permissible based upon the requirements of Rule 206(4)-5 and Firm policy. Associates will be notified in writing and/or via the MCO system of Compliance’s final determination.

2.

Coordinating or Soliciting Political Contributions, and Political Fundraising: In addition, all associates need to obtain approval from Compliance prior to engaging in Coordinating or Soliciting Political Contributions or engaging in any other political fundraising efforts. Employees should use the “Political Volunteering/Solicitation/Fundraising Form” via MCO to request pre-approval for such activities. Coordinating or Soliciting Political Contributions, or political fundraising, may even include, for example, merely having one’s name appear in the letterhead or any other portion of a political fundraising letter.

3.

Indirect Political Contributions: Employees are forbidden from performing any act which would result in a violation of Rule 206(4)-5 and/or the provisions of the Code, whether directly or indirectly, or through or by any other person or means. Employees may not use other persons or entities, including family members or friends or any other conduits to circumvent Rule 206(4)-5 and/or the Code. Activities conducted at the direction or suggestion of a Firm employee are considered to be made by the employee in the context of political contributions.

4.

Annual Political Contributions Certification Form: At the end of each year, Compliance will distribute to all Firm associates an Annual Political Contributions Certification Form also via MCO. This Form is intended to capture information regarding any Political Contribution made by each such associate, both directly and indirectly, during that calendar year.

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Employees return the forms either (1) acknowledging that no Political Contributions were made, or (2) disclosing all Political Contributions made, including Contributions for which the employee received pre-clearance. To protect the privacy of employees, the records shall be treated as confidential and may only be accessed and/or reviewed by person(s) with a “need to know” or for purposes of making necessary disclosures to the SEC, if required.

In addition, a question is included on the quarterly reporting forms via MCO to be certain all such contributions and fundraising efforts are properly pre-cleared and reported.

Please consult TSW’s PPM for definitions or more details on this issue.

V.	PROHIBITED TRANSACTIONS AND ACTIVITIES

The following prohibitions apply to all Access Persons, unless indicated otherwise and unless exempted under Section VI. In addition to these prohibitions, the Review Officer may prohibit transactions other than those specifically indicated below if they determine that a proposed transaction presents a potential conflict of interest.

1.

Access Persons are prohibited from directly or indirectly using any act, device, scheme, artifice, practice or course of conduct to defraud, mislead or manipulate a client in connection with the Purchase or Sale of a Security held or to be acquired by the client. Access Persons are also prohibited from making any untrue statement of material fact to a client and from omitting to state a material fact necessary to make the statement made to the client, under the circumstances, not misleading.

2.

Access Persons are generally prohibited from purchasing or selling, directly or indirectly, any Security (excluding ETFs and other Securities excluded from pre-clearance under the Firm’s COE) in which he/she has, or by reason of time of such purchase or sale:

a)	is on the Restricted List;

b)	is being purchased or sold by any Portfolio (Firm managed accounts, including WPS strategies, but excluding any WPS limit orders);

c)	was purchased or sold by any Portfolio during the previous trading day or the day following (thus violating the 3-day black-out period); or

d)

is less than $3.0 billion in market capitalization and held in a TSW Primary Product (or Primary Strategy which includes any long-only equity strategy and fixed income strategies (and thus excludes long/short strategies) offered to outside clients and described in TSW’s Form ADV).

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Exemptions from the black-out period may be permitted in certain circumstances where the Chief Compliance Officer or their designee has determined there is no conflict of interest or appearance of impropriety. In such cases, this will not be considered a violation of the Firm’s COE.

3.

Unless exempted under Section VI or otherwise above, Access Persons are prohibited from purchasing or selling a Reportable Security without prior approval through the MCO automated system. However, even if exempted for prior approval/pre-clearance, all Securities will be reported on transactions statements or otherwise as dictated under Section VIII Reporting Requirements.

4.

Access Persons are prohibited from acquiring a beneficial interest in any Securities in a Limited Offering commonly referred to as a private placement, without prior approval of the CCO. The CCO (or designee) will maintain a record of any decision, and the reasons supporting the decision to approve the Access Person’s acquisition of a private placement.

Before granting such approval, the CCO (or designee) should carefully evaluate such investment to determine that the investment could create no material conflict between the Access Person and any Portfolio. The Review Officer may make such determination by looking at, among other things, the nature of the offering and the particular facts surrounding the purchase. For example, the CCO may consider approving the transaction if he or she can determine that: (i) the investment did not result from directing Portfolio or Firm business to the underwriter or issuer of the Security; (ii) the Access Person is not misappropriating an opportunity that should have been offered to any Portfolio; and (iii) the Access Person’s investment decisions for a Portfolio would not be unduly influenced by his or her personal holdings, and investment decisions are based solely on the best interests of that Portfolio.

5.

Access Persons are prohibited from acquiring Beneficial Ownership of a Security, excluding new issues of tax-exempt Securities or corporate bonds, as part of an Initial Public Offering. However, such new issues of tax-exempt Securities or corporate bonds, if purchased, should be pre-cleared and reported.

6.

Access Persons and their family members are discouraged from accepting or giving any gift, favor, service, special accommodation or other thing of more than de minimis material value from or to any Person or entity that does business with or seeks to do business with or on behalf of the Firm. Such gifts may be prohibited where they could be viewed as overly generous or reasonably could be expected to compromise an Access Person’s or another’s independence and objectivity. For Gifts and Entertainment purposes under this

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COE, “de minimis” shall be the annual receipt/provision of gifts from or to the same source valued at $100 or less per individual recipient/source, when the gifts are in relation to the Firm’s business. Gifts do not include business entertainment; however, entertainment, and the pre-clearance process for gifts and business entertainment, is addressed in more detail below in the next section. Any exceptions to this policy need to be approved by the Firm’s Review Officer or Chair of the Executive Committee. Access Persons will acknowledge, quarterly, the receipt or gift of any business-related gifts, services or other things of material value via the MCO system. In addition, a gift log for all gifts, even those of de minimis value, will be maintained by the Review Officer or their designee via MCO. Finally, Political Contributions, discussed separately, are not considered gifts.

Exception: Promotional gifts of little intrinsic value such as coffee mugs, calendars, plaques, trophies or similar items solely for the purpose of presentation and display of a company’s logo, where the estimated value of the item is under $10, are not required to be logged or reported quarterly, as such items are not included in the calculation of the aggregate value of gifts required to be reported by the DOL. That said, this exception does not cover a gift that clearly has a value in excess of $10—for example, a $400 golf club embossed with a company logo would likely be prohibited but should be pre-cleared and reported; a pen valued at $75 and embossed with a company logo would likely not be prohibited, but should be reported.

For accounts related to ERISA plans (involving increased fiduciary responsibility) or Taft-Hartley plans (involving union officials or labor unions) or for gifts to elected officials, any gifts considered at all value levels need to be pre-approved, logged and reported. Access persons should bear in mind that for Taft-Hartley plans, the DOL has established a $250 per person annual aggregate limit which should not be exceeded. This limit will be applied to ERISA plans as well due to the increased fiduciary responsibility.

7.

Access Persons may host or attend a business entertainment event of reasonable value, such as a dinner or sporting event that serves a legitimate and appropriate business purpose. Such business entertainment may be prohibited where it could be viewed as overly generous or reasonably could be expected to compromise an Access Person’s or another’s independence and objectivity. Access Persons should seek prior approval or pre-clearance from the Firm’s Review Officer or a member of the TSW Executive Committee in cases where they are unsure of whether the entertainment (or a gift as described above) may be viewed as overly generous, or in any case where a proposed gift is over $100 or business entertainment is over $250 in estimated value. What may constitute “overly generous” gifts or entertainment may be determined on a case-by-case basis by the Review Officer or Chair of the Executive Committee. In cases where pre-approval is necessary, it will occur automatically via the MCO system.

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It is acknowledged that such pre-clearances (as described above) will only be submitted and reviewed in cases where the entertainment event or gift is prospective in nature, quantifiable, and can be properly analyzed. In other cases, an approval may be obtained and reported after the gift is received or the event has taken place. Exceptions: Where an entertainment event or gift is included as part of an educational conference, seminar, research conference or similar event which may entail multiple meals and entertainment events. In such cases, the associate will log the event and it must always be approved, but it is not necessary to include the value or estimated cost—just a description of the event and other details.

Business entertainment of little intrinsic value, such as group lunches where the estimated value of the expense is under $10 per person does not need to be reported. However, this exception does not apply in cases involving ERISA plans or Taft-Hartley plans where any gifts or entertainment provided at all value levels need to be pre-approved, logged and reported.

Except for the exemptions described above, all business entertainment events (either hosted or attended by Access Persons) will be acknowledged and reported quarterly via the MCO system. Finally, an entertainment log for all business entertainment events (either hosted or attended) will also be maintained by the Review Officer or their designee via MCO.

For accounts related to ERISA plans (involving increased fiduciary responsibility) or Taft-Hartley plans (involving union officials or labor unions) or for business entertainment provided to elected officials, any entertainment considered at all value levels must be pre-approved, logged and reported. Access persons should bear in mind that for Taft-Hartley plans, the DOL has established a $250 per person annual aggregate limit which should not be exceeded. This limit will be applied to ERISA plans as well due to the increased fiduciary responsibility.

8.

Access Persons are prohibited from profiting in the purchase and sale, or sale and purchase, of the same (or equivalent) Reportable Securities, including Firm Managed Funds, within 30 calendar days. Trades made in violation of this prohibition should be unwound, if possible.

Exception: The Review Officer may allow exceptions to this policy on a case-by-case basis when the abusive practices that the policy is designed to prevent, such as front running or conflicts of interest, are not present and the equity of the situation strongly supports an exemption. An example is the involuntary sale of Securities due to unforeseen corporate activity such as a merger. The ban on short-term trading profits is specifically designed to deter potential conflicts of interest and front running transactions, which typically involve a quick trading pattern to capitalize on a short-lived market impact of a trade by one of the Portfolios. The Review Officer shall consider the policy reasons for

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the ban on short-term trades, as stated herein, in determining when an exception to the prohibition is permissible. The Review Officer may consider granting an exception to this prohibition if the Securities involved in the transaction are not being considered for purchase or sale by a Portfolio. The Review Officer shall retain a record in MCO of any exceptions granted and the reasons supporting the decision.

9.

Access Persons are prohibited from serving on the Board of Directors of any publicly traded company without prior authorization of the Review Officer of the Firm. Any such authorization shall be based upon a determination that the board service would be consistent with the interests of the Firm and any Portfolios. Authorization of board service shall be subject to the implementation by the Firm of “Chinese Wall” or other procedures to isolate such Access Persons from making decisions about trading in that company’s Securities.

VI.	EXEMPTED TRANSACTIONS

Prohibited transactions described in Section V above, which appear upon reasonable inquiry and investigation to present no reasonable likelihood of harm to a Portfolio may be permitted within the discretion of the Review Officer on a case-by-case basis. Such exempted transactions may include the following, and even if not required to be pre-cleared, should be reported as dictated under Section VIII Reporting Requirements:

1.	Purchases or sales of securities which are not held by a Portfolio and which are not related economically to Reportable Securities held by a Portfolio.

2.	Other exemptions:

a)

purchase or sale that is non-volitional on the part of the Access Person, including (i) a purchase or sale upon the exercise of puts or calls written by the Access Person, (ii) sales from a margin account, pursuant to a bona fide margin call and (iii) a purchase or sale performed by an independent financial professional acting with sole discretion and performed pursuant to an arrangement previously approved by the Review Officer;

b)	purchase that is part of an automatic dividend reinvestment plan or other similar program, including any sale through a systematic withdrawal plan;

c)

purchase effected upon the exercise of rights issued by an issuer pro rata to all holders of the Security, to the extent such rights were acquired from the issuer, and sales of such rights so acquired;

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d)	an acquisition of a Security through a gift or bequest;

e)	a disposition of Security through gift.

The CCO may, on a case-by-case basis, exempt Reportable Accounts which appear upon reasonable inquiry and investigation to present no reasonable likelihood of harm to a Portfolio from pre-clearance requirements.

VII.	COMPLIANCE PROCEDURES

A.	Pre-Clearance Procedures for Personal Trading

Unless exempted under Section VI above or otherwise, all Access Persons need to receive prior approval from the Firm’s Review Officer via MCO before purchasing or selling Reportable Securities in an account for which such Access Person has Beneficial Ownership. The Access Person should request pre-clearance by completing and submitting a personal trading Pre-Clearance Form via the MCO system to the Review Officer.

Pre-clearance approval will expire at the close of business on the trading date on which authorization is received. If the trade is not completed before such pre-clearance expires, the Access Person is required to again obtain pre- clearance for the trade. No Review Officer may pre-clear their own trades. In addition, if an Access Person becomes aware of any additional information with respect to a transaction that was pre-cleared, such Person is obligated to disclose such information to the Review Officer prior to executing the pre-cleared transaction.

Access Persons are excluded from pre-clearing Reportable Securities purchased, sold, acquired or disposed in the following transactions:

1.

purchase or sale that is non-volitional on the part of the Access Person, including (i) a purchase or sale upon the exercise of puts or calls written by the Access Person, (ii) sales from a margin account, pursuant to a bona fide margin call and (iii) a purchase or sale performed by an independent financial professional acting with sole discretion and performed pursuant to an arrangement previously approved by the Review Officer;

2.	purchase that is part of an automatic dividend reinvestment plan or other similar program, including any sale through a systematic withdrawal plan;

3.

purchase effected upon the exercise of rights issued by an issuer pro rata to all holders of the Reportable Security, to the extent such rights were acquired from the issuer, and sales of such rights so acquired;

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4.	an acquisition of a Reportable Security through a gift or bequest;

5.	a disposition of Reportable Security through a gift;

6.	purchase or sale of Exchange Traded Funds (“ETFs”), options on ETFs, indexes, commodities and currencies;

7.	entry into futures contracts on ETFs, indexes, commodities and currencies;

8.	purchase or sale of tax-exempt and corporate bonds (unless they are new issues);

9.	purchase or sale of shares of foreign unit trusts and foreign mutual funds; and

10.	purchase or sale of shares of open- and/or closed-end funds except Firm Managed Funds.

B.	Pre-Clearance Procedures for Political Contributions, Fundraising Efforts, and Other Similar Actions

Political Contributions or Fundraising Efforts: All associates are required to obtain approval from Compliance prior to making any Political Contribution of any value or prior to participating in any fundraising efforts or similar actions.

Associates may obtain such pre-approval from Compliance by completing and submitting a “Political Contribution Request Form” or “Political Volunteering/Solicitation/Fundraising Form” via the MCO system. Compliance will review and evaluate each completed and submitted form to determine whether the Contribution is permissible based upon the requirements of Rule 206(4)-5 and Firm policy. Associates will be notified in writing and/or via the MCO system of Compliance’s final determination.

C.	Logging and Pre-Clearance Procedures for Gifts and Entertainment

All associates are required to obtain approval from the Firm’s CCO prior to giving/receiving a gift valued at more than $100 or business entertainment valued at more than $250 per person (unless it is exempted from approval or reporting as described above). Associates may obtain pre-approval by completing and submitting a “Gift Request” or “Entertainment Request” via MCO. Associates will be notified of the final determination. Please note that for virtual events, consumable items provided or received in advance for use/consumption during the virtual event may, if used/consumed during the virtual event, be considered as part of a ‘virtual’ entertainment event. Non-consumable items provided or received in connection with a virtual event are deemed gifts. TSW Associates are encouraged to reach out to members of the Compliance Department with questions concerning virtual events.

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All associates are required to log all gifts (except those described as promotional gifts under $10 as described above) and all business entertainment (except that which is exempted as described above), either given or received.

D.	Excessive Trading/Market Timing

The Firm understands that it is appropriate for Access Persons to participate in the public Securities markets as part of their overall personal investment programs. As in other areas, however, this should be done in a way that minimizes potential conflicts with the interests of any Portfolio. Further, it is important to recognize that otherwise appropriate trading, if excessive (measured in terms of frequency, complexity of trading programs, numbers of trades or other measures, as deemed appropriate by the Review Officer or senior management at the Firm, may compromise the best interests of any Portfolios if such excessive trading is conducted during business hours or using Firm resources. Accordingly, if personal trading rises to such a level as to create an environment that is not consistent with the COE, such personal transactions may not be approved or may be limited by the Review Officer of the Firm.

Each Firm Managed Fund is intended for long-term investment purposes only and does not permit “market timing” or other types of excessive short-term trading by Access Persons and other shareholders. Excessive short-term trading into and out of the Firm Managed Funds can disrupt Portfolio investment strategies and may increase fund expenses for all shareholders, including long-term shareholders who do not generate these costs. Each Firm Managed Fund reserves the right to reject any purchase request (including purchases by exchange) by any investor or group of investors for any reason without prior notice, including if the fund reasonably believes that the trading activity would be disruptive to the fund. Access Persons shall not be permitted to make a “round trip” trade in any Firm Managed Fund within 30 calendar days without the direct approval of the Review Officer of the Firm.

E.	Conflicts of Interest

Every Supervised Person shall notify the Review Officer of the Firm of any personal conflict of interest relationship which may involve a Portfolio, such as the existence of any economic relationship between their transactions and Securities held or to be acquired by any Portfolio. Such notification shall occur in the pre-clearance process.

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VIII.	REPORTING REQUIREMENTS

A.	Disclosure of Personal Holdings & Outside Business Activities

All Access Persons shall submit to the Review Officer:

A holdings report that includes: (1) information regarding all holdings in Securities in which Access Persons have Beneficial Ownership; and (2) the name of any broker, dealer, bank or other entity for any Reportable Account. All Securities accounts which hold or could hold Securities should be reported—those are all considered Reportable Accounts. New associates should submit these reports within 10 days of employment with the Firm. Information contained in the initial reports should be current as of a date not more than 45 days before the associate became an Access Person or prior to the date the report is submitted for annual reports.

In addition to reporting Securities holdings, every Access Person shall certify in their initial report that:

1.	They have received, read, and understand the COE and recognize that they are subject thereto;

2.

They have no knowledge of the existence of any personal conflict of interest relationship which may involve a Portfolio, such as any economic relationship between their transactions and Securities held or to be acquired by a Portfolio; and

3.	They do not serve on the Board of Directors of any publicly traded company.

The initial report shall be made through affirmations via the MCO system and shall be delivered to the Review Officer/Compliance via MCO.

Outside Business Activities

In accordance with Firm policy, associates must disclose and provide prior written notice of reportable Outside Business Activities (“OBAs”). An outside business activity is defined as any business activity outside the scope of the relationship with TSW. These include any activities that a Supervised Person may be engaged in outside of their employment with the Firm, including, but not limited to, service as an officer, director, partner, employee, consultant or independent contractor with any for profit or non-profit organization. A person may be engaged in an OBA if they are a) employed by any other person or entity; b) receiving compensation from any other person or entity; c) serving as an officer, director, or partner of another entity; or d) serving in a fiduciary capacity (e.g. trustee, executor or power of attorney) for someone other than a family member.

Prior approval from the CCO or designee is required prior to engaging in the activity. Associates are not permitted to participate in an OBA that would interfere with or otherwise compromise their responsibilities to TSW. No OBA will be allowed unless approved by the CCO. The Firm expects associates to

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devote their business day to the work of the Firm, and associates are expected to avoid any outside activity, employment, position, or association that might interfere or appear to interfere with the independent exercise of the associate’s judgment regarding the best interests of the Firm and its clients. Violations of OBA protocols will result in disciplinary action which may include termination.

The initial and subsequent disclosure(s) shall be made through MCO and shall be delivered to the Review Officer/Compliance via MCO for review and pre-approval. In the event an existing activity changes or ceases, an updated disclosure is required in MCO.

B.	Quarterly Reporting Requirements

All Access Person shall disclose to the Review Officer/Compliance all transactions in Reportable Securities conducted during the period as of the calendar quarter ended within 30 calendar days after quarter-end. Access Persons do not need to pre-clear Personal Securities Transactions effected in any account over which the Access Person has no direct or indirect influence or Control; however, custodian statements in any such accounts must be sent to the Review Officer via MCO not less than quarterly.

In addition, on a quarterly basis via MCO, with respect to all Reportable Accounts, the Access Person must provide:

1.	not less than quarterly, a custodian statement disclosing the transactions for any Reportable Securities;

2.	the name of the broker, dealer, bank or other entity that acts as custodian;

3.	if a new Reportable Account, the date the account was established; and

4.	the date the report is submitted by the Access Person.

This quarterly report shall be made through affirmations via the MCO system and shall be delivered to the Review Officer/Compliance via MCO. This quarterly affirmation also includes a section for Pay-to-Play Rule reporting and Gifts and Entertainment.

C.	Annual Report Certification of Compliance with Code of Ethics

All Access Persons shall disclose to the Review Officer via the MCO system all holdings in Reportable Securities as of the calendar year ended within 30 calendar days after year end. In addition to reporting Reportable Securities holdings, every Access Person shall certify annually via MCO that:

1.	they have read and understand the COE and recognize that they are subject thereto;

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2.	they have complied with the requirements of the COE and that they have reported all Personal Securities Transactions required to be reported pursuant to the requirements of the COE;

3.	they do not serve on the Board of Directors of any publicly traded company;

4.

they have not disclosed pending “buy” or “sell” orders for a Portfolio to any associate of any other Management Company, except where the disclosure occurred subsequent to the execution or withdrawal of an order;

5.	they have disclosed all Reportable Accounts-all Securities accounts which hold or could hold Securities should be reported—those are all considered Reportable Accounts;

6.

they have no knowledge of the existence of any personal conflict of interest relationship which may involve any Portfolio, such as any economic relationship between their transactions and Securities held or to be acquired by a Portfolio;

7.

they have not received any gift or other thing valued at more than $100 or $250 for business entertainment (de minimis amount) in relation to the Firm’s business and have disclosed all gifts and entertainment both given and received via the Firm’s Gift and Entertainment Log; and

8.	they have or have not made or previously pre-cleared any political contributions or fundraising activities.

These annual reports shall be made via affirmations on the MCO system and shall be delivered to the Review Officer/Compliance via MCO.

D.	Confidentiality of Reports

Reports submitted pursuant to this COE shall be confidential and shall be provided only to those Supervised Persons of the Firm with a need to know and, upon appropriate request, Compliance Departments of Perpetual Limited (“Perpetual”, TSW’s parent company) and any registered investment company the Firm advises or sub-advises, counsel, and/or regulatory authorities.

E.	Acknowledgement of Receipt of Code of Ethics

Each Supervised Person shall be provided with a copy of this COE or access to it, and any amendments, and Supervised Persons shall submit a written acknowledgment of their receipt of this Code and any amendments to this COE. Written acknowledgement of the Code will be made via affirmations on the MCO system, both initially and annually.

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F.	Review of Reports

The Review Officer shall review reports submitted under this COE. The Review Officer shall not review his/her own reports.

G.	Duplicate Confirmation and Statements

The Review Officer of the Firm may require Access Persons to provide duplicate copies of confirmation of each disclosable transaction in their accounts and will require duplicate copies of account statements, all provided via the MCO system where possible.

H.	Reporting of Violations to the TSW Executive Committee and Sanctions

Supervised Persons are required to report any violations of this COE promptly to the Review Officer. The Review Officer of the Firm shall report all violations (including non-material, technical violations) to the Compliance Committee and shall report material violations of this COE to the TSW Executive Committee. The TSW Executive Committee, and outside counsel, if deemed appropriate, shall consider reports made to it and shall determine whether there has been a violation of the Firm’s COE and what sanctions, if any, should be imposed, including, among other things, a letter of censure or suspension, fines, or termination of the employment of the violator.

I.	Annual Reporting

The Review Officer of the Firm shall prepare an annual report relating to this COE to TSW Executive Committee and of any U.S. registered investment company client advised or sub-advised by the Firm that request such reporting. Such annual report shall:

1.	summarize existing procedures concerning personal investing and any changes in the procedures made during the past year;

2.	identify any violations during the past year;

3.

identify any recommended changes in the existing restrictions or procedures based upon the Firm’s experience under its COE, evolving industry practices or developments in applicable laws or regulations; and

4.	state that the Firm had adopted procedures reasonably necessary to prevent Access Persons from violating the Code of Ethics.

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J.	Retention of Records

The Firm shall maintain the following records via the MCO system as required under Rule 17j-1 under the Investment Company Act and Rule 204A-1 under the Advisers Act:

1.	a copy of any Code of Ethics in effect within the most recent five years;

2.

a list of all Supervised Persons required to make reports hereunder within the most recent five years and a list of all Supervised Persons who were responsible for reviewing the reports, as shall be updated by the Review Officer of the Firm;

3.	a copy of each report made by an Access Person hereunder and submitted to the Firm’s Review Officer for a period of five years from the end of the fiscal year in which it was made;

4.	each memorandum made by the Review Officer of the Firm hereunder for a period of five years from the end of the fiscal year in which it was made;

5.	a record of any violation under the Code of Ethics and any action taken as a result of such violation for a period of five years following the end of the fiscal year in which the violation occurred;

6.	a record of all written acknowledgements as required by Rule 204A-1(a)(5) for each Person who is currently, or in the past five years was, a Supervised Person of the Firm;

7.

a record of any decision, and the reasons supporting the decision, to approve the acquisition of securities by Access Persons under Rule 204A-1(c), for at least five years after the end of the fiscal year in which the approval is granted; and

8.

a copy of any reports which describe any issues arising under the Code of Ethics and certifies that the Firm has adopted procedures reasonably necessary to prevent Access Persons from violating the Code of Ethics.

IX.	DEFINITIONS

1.

“Access Person” means any Manager, officer, general partner or Advisory Representative of the Firm. As the nature and philosophy of the Firm tends to expose a large range of Supervised Persons to client information, all Supervised Persons are treated as Access Persons. Supervised Persons that are subject to another code of ethics that has been reviewed and approved by the Review Officer are not subject to the Access Person requirements of this Code.

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2.

“Advisory Representative” means any Supervised Person, who in connection with his or her regular functions or duties, normally makes, participates in, or otherwise obtains current information regarding the Purchase or Sale of a Security by the Firm, or whose functions relate to the making of any recommendations with respect to such purchases or sales, and any natural Person in a Control relationship to the Firm who obtains information concerning recommendations made concerning a Purchase or Sale of a Security. This definition includes but is not limited to the following: partner, officer, Manager, investment person, Portfolio Manager and any other Supervised Person of the Firm designated as an “Advisory Representative” from time to time by the Review Officer.

3.

“Affiliated Person” of another Person means (a) any Person directly or indirectly owning, Controlling, or holding with power to vote, five percent (5%) or more of the outstanding voting securities of such other person; (b) any Person five percent (5%) or more of whose outstanding voting securities are directly or indirectly owned, Controlled, or held with power to vote, by such other person; (c) any Person directly or indirectly Controlling, Controlled by, or under common Control with, such other person; (d) any officer, director, partner, copartner, or associate of such other person; (e) if such other Person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (f) if such other Person is an unincorporated investment company not having a board of directors, the depositor thereof.

4.	“Affiliated Fund” means any investment vehicle registered under the Investment Company Act which the Firm or an Affiliated Person acts as manager, adviser or sub-adviser.

5.

“Beneficial Ownership” shall be interpreted in the same manner as it would be under Rule 16a-1(a)(2) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), in determining whether a Person is the beneficial owner of a Security for purposes of Section 16 of the 1934 Act and the rules and regulations thereunder, that, generally speaking, encompasses those situations where the beneficial owner has the right to enjoy a direct or indirect economic benefit from the ownership of the Security. A Person is normally regarded as the beneficial owner of securities held in (i) the name of his or her spouse, domestic partner, minor children, or other relatives living in his or her household; (ii) a trust, estate or other account in which he/she has a present or future interest in the income, principal or right to obtain title to the securities; or (iii) the name of another Person or entity by reason of any contract, understanding, relationship, agreement or other arrangement whereby he or she obtains benefits substantially equivalent to those of ownership.

6.

“Control” means the power to exercise a Controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any Person who owns beneficially, either directly or through one or more Controlled companies, more than twenty-five

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percent (25%) of the voting securities of a company shall be presumed to Control such company. Any Person who does not so own more than twenty-five percent (25%) of the voting securities of any company shall be presumed not to Control such company. A natural Person shall be presumed not to be a Control person.

7.	“Exchange Traded Fund (“ETF”)” means a portfolio of securities that trades throughout the day on an exchange. A closed-end fund is not an ETF.

8.	“Firm” means TSW, an investment adviser registered with the SEC under the Advisers Act.

9.	“Firm Managed Fund” means any investment company registered under the Investment Company Act or pooled investment vehicle for which the Firm acts as investment adviser or sub-adviser.

10.

“Initial Public Offering” means an offering of securities registered under the Securities Act of 1933, as amended (the “Securities Act”), the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the 1934 Act.

11.

“Investment Personnel” means (a) any Portfolio Manager of the Firm; (b) any associate of the Firm (or of any company in a Control relationship to a fund or the Firm) who, in connection with his regular functions or duties, makes or participates in making recommendations regarding the purchase or sale of securities by the Firm, including securities analysts, traders and marketing Supervised Persons; or (c) any Person who Controls a fund or the Firm and who obtains information concerning recommendations made to any Portfolio regarding the purchase or sale of securities by the Portfolio.

12.

“Limited Offering” means an offering that is exempt from registration under the Securities Act pursuant to Section 4(2) or Section 4(6) or Rules 504, 505 or 506 under the Securities Act. Limited offerings are commonly referred to as private placements.

13.

“Maintenance Trades” (also called “Non-Rotational Trades”) refer to any trades effected by Portfolio Managers for specific accounts including those in “SMA” accounts. Maintenance trades typically occur to get Portfolios in line with guidelines, raise cash for specific purposes, etc. These are not to be confused with Firm-wide block trades (also called “Rotational Trades” which affect large numbers of accounts at one time.

14.	“Management Company” refers to investment advisers that are subsidiaries of, or organizations otherwise affiliated with, Perpetual.

15.	“Manager” refers to individual member of the TSW Executive Committee.

16.	“Person” means a natural Person or a company.

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17.

“Personal Securities Transactions” means any transaction in a Security pursuant to which an Access Person would have a Beneficial Ownership interest with the exception of obligations of the U.S. Government, bankers’ acceptances, bank certificates of deposit, money market fund shares, commercial paper, high quality short-term debt instruments and registered open-end investment companies, none of which are funds advised or sub-advised by the Firm.

18.	“Portfolio” means any account, trust or other investment vehicle over which the Firm has investment management discretion.

19.	“Portfolio Manager” means an associate of the Firm entrusted with the direct responsibility and authority to make investment decisions affecting the Portfolios or Firm Managed Funds.

20.

“Primary Product” or “Primary Strategy” means any long-only equity strategy and fixed income strategy (and thus excludes long/short strategies) offered to outside clients and described in TSW’s Form ADV.

21.	“Purchase or Sale of a Security” includes, among other things, the writing of an option to purchase or sell a Security.

22.

“Reportable Account” means any account held at a broker, dealer or bank with which an Access Person maintains Beneficial Ownership in any Security and for any account held at a broker, dealer, bank or other entity for which an Access Person has the ability to obtain Beneficial Ownership of any Security. All Securities accounts which hold or could hold Securities should be reported—those are all considered Reportable Accounts.

23.

“Reportable Security” shall include any Firm Managed Fund and commodities contracts as defined in Section 2(a)(1)(A) of the Commodity Exchange Act. This definition includes but is not limited to futures contracts on equity indices.

“Reportable Security” means any stock, bond, future, investment contract or any other instrument that is considered a “Reportable Security” or “Covered Security” under the Investment Company Act. The term “Reportable Security” is very broad and includes items you might not ordinarily think of as “Reportable Securities,” including:

•	Options on securities, on indexes and on currencies (options on securities defined as one option contract covering 100 shares of stock);

•	All kinds of limited partnerships;

•	Foreign unit trusts and foreign mutual funds;

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•	Private investment funds, hedge funds, and investment clubs;

•	ETF’s, iShares and unit investment trusts; and

•	Closed-end Funds.

“Reportable Security” specifically does not include:

•	Direct obligations of the U.S. Government;

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt obligations (including repurchase agreements);

•	Shares issued by money market funds; and

•	Shares of open-end funds, none of which are Affiliated Funds or Firm Managed Funds.

Any question as to whether a particular investment constitutes a “Reportable Security” should be referred to the Review Officer.

24.	“Restricted List” is an actively monitored list of Securities being considered for purchase or sale by any equity and/or international Portfolios or funds.

25.

“Review Officer” refers to the personnel, appointed and approved by the TSW Executive Committee to oversee its COE, or a designee appointed by the Chief Compliance Officer. In most cases, the Review Officer will be the CCO or a designee but will vary based on the circumstances.

26.

“Security(ies)” means a security as defined in Section 2(a)(36) of the Investment Company Act and includes any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

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27.	“Supervised Person” means:

•	Any Manager or officer of the Firm (or other Person occupying a similar status or performing a similar function);

•	Any other associate of the Firm;

•	Any other Person who provides advice on behalf of the Firm and is subject to the Firm’s supervision and Control; and

•	Any temporary worker, consultant, independent contractor, certain Supervised Persons of affiliates of the Firm or any particular Person designated by the Review Officer.

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